Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 13, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 13, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from GCL Global Holdings Ltd (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, $0.0001 par value per share

Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,